SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PIONEER NATURAL RESOURCES COMPANY

(Name of Subject Company and Filing Person (Issuer))

2.875% Convertible Senior Notes due 2038

(Title of Class of Securities)

723787AH0

(CUSIP Numbers of Class of Securities)

Richard P. Dealy

Executive Vice President and Chief Financial Officer

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

(972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on behalf of Filing Person)

COPIES TO:

Mark S. Berg Executive Vice President and General Counsel Pioneer Natural Resources Company 5205 North O’Connor Blvd., Suite 200 Irving, Texas 75039 (972) 444-9001	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$479,907,000	$65,459.32

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Convertible Senior Notes due 2038 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes. As of December 12, 2012, there was $479,907,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $479,907,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of January 22, 2008, between Pioneer Natural Resources Company, a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of January 22, 2008, among the Company, Pioneer Natural Resources USA, Inc., and the Trustee, relating to the Company’s 2.875% Convertible Senior Notes due 2038 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”) to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 2.875% Convertible Senior Notes due 2038 Issued by Pioneer Natural Resources Company, dated December 14, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which together with the Company Notice, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934.

Items 1	through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Company maintains its principal executive offices at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, and the telephone number there is (972) 444-9001. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to the Holders consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 2.875% Convertible Senior Notes due 2038, dated December 14, 2012 Issued by Pioneer Natural Resources Company.

(a)(5)	Press release issued on December 14, 2012.

(b)	Not applicable.

(d)(1)	Indenture, dated January 22, 2008, between Pioneer Natural Resources Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

(d)(2)	First Supplemental Indenture, dated January 22, 2008, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc. and Wells Fargo Bank, National Association, as trustee, with respect to the indenture identified above as Exhibit (d)(1) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

Exhibit Number	Description

(d)(3)	Second Amended and Restated 5-Year Revolving Credit Agreement dated as of March 31, 2011, among the Company, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on April 5, 2011).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012	Pioneer Natural Resources Company

	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 2.875% Convertible Senior Notes due 2038, dated December 14, 2012 Issued by Pioneer Natural Resources Company.

(a)(5)	Press release issued on December 14, 2012.

(b)	Not applicable.

(d)(1)	Indenture, dated January 22, 2008, between Pioneer Natural Resources Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

(d)(2)	First Supplemental Indenture, dated January 22, 2008, by and among Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc. and Wells Fargo Bank, National Association, as trustee, with respect to the indenture identified above as Exhibit (d)(1) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on January 22, 2008).

(d)(3)	Second Amended and Restated 5-Year Revolving Credit Agreement dated as of March 31, 2011, among the Company, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 1-13245, filed with the SEC on April 5, 2011).

(g)	Not applicable.

(h)	Not applicable.